Walter Ielusic Senior Vice President and Controller General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851 USA T+ 203 840 6335 walter.ielusic@ge.com

Via EDGAR

May 7, 2013

Ms. Sharon Blume
Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-6010

Re:	General Electric Capital Corporation
Form 10-K for the period ended December 31, 2012
Filed February 26, 2013
File No. 001-06461

Dear Ms. Blume:

We are responding to your comment letter dated April 9, 2013, to Jamie S. Miller, Senior Vice President and Controller of General Electric Capital Corporation (“GECC” or the “Company”) related to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

General

1.
We note that portions of your filing are written from the GE point of view (e.g. Liquidity Sources and Funding Plan on page 42, GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents Non-gaap disclosure on page 53, etc.).  Please revise future filings to ensure that you disclose information from the GECC point of view.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will revise our disclosure to reflect the GECC point of view.

2.
On page 53, you disclose that GE has a goal of reducing the size of its financial services segment.  In future filings, please expand on this disclosure to clearly address how this goal will impact your short and long term business strategies, financial condition, operating performance, liquidity, capital resources and the cash flows needed to service your debt.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

(1)

Response:

We acknowledge the Staff’s comments and will revise future filings along the following lines. Revised disclosure is underlined in the text below.

"We have communicated our goal of reducing our ending net investment (ENI). To achieve this goal, we are more aggressively focusing our businesses on selective financial services products where we have deep domain experience, broad distribution, and the ability to earn a consistent return on capital, while managing our overall balance sheet size and risk. We have a strategy of exiting those businesses that are underperforming or that are deemed to be non-strategic. We have completed a number of dispositions in our businesses in the past and will continue to evaluate options going forward.

While we are exiting non-core businesses, we are investing in our core businesses in markets where we believe that GECC has deep domain experience and is competitively advantaged.  Accordingly, in the short-term, as we reduce our ENI through exiting non-core businesses, the overall level of our future net earnings may be reduced. However,  over the long-term, we believe that this strategy will improve our long-term performance through higher returns as we will have a larger concentration of assets in our core businesses, as opposed to the underperforming or non-strategic assets we will be exiting; reduce liquidity risk as we pay down outstanding debt and diversify our sources of funding (with less reliance on the global commercial paper markets and an increase in alternative sources of funding such as deposits); and reduce capital requirements while strengthening capital ratios. Additional information about our liquidity and how we manage this risk can be found in the Financial Resources and Liquidity section in the Company’s Form 10-K for the year ended December 31, 2012 (2012 Form 10-K)."

Business

Regulations and Competition, page 7

3.
We note your disclosure that you have been notified by the FSOC that you are under consideration for a proposed determination as a nonbank systemically important financial institution (nonbank SIFI).  Supplementally, provide the staff with management’s analysis as to the potential impact of such a determination on your business and operations.  Please include a discussion of any preparations that have been made in anticipation of such a determination.  In addition, please confirm that in the event that you are deemed to be a nonbank SIFI, you will revise your disclosure in future filings to reflect the new designation.

(2)

Response:

We advise the Staff that nonbank SIFIs will be subject to supervision by the Board of Governors of the Federal Reserve System (the FRB).  For most nonbank SIFIs, designation is likely to bring increased regulatory requirements and oversight.

GECC, however, is a regulated savings and loan holding company and is therefore already subject to supervision by the FRB (which succeeded the Office of Thrift Supervision, previously GECC’s primary federal regulator, in July 2011).  GECC has committed significant effort to strengthening those areas that are the focus of FRB supervision, such as capital adequacy, liquidity management, asset quality, a stable funding profile, risk management, internal controls and recovery planning, and believes that these efforts should provide a strong foundation for any additional regulation that might result from designation as a nonbank SIFI.

If GECC were designated as a nonbank SIFI, the exact form that any additional regulation might take is still uncertain.  GECC would become subject to so-called enhanced prudential standards under Sections 165 and 166 of the Dodd-Frank Act, which require, among other things, designated capital and liquidity levels, compliance with comprehensive capital analysis and review regulations (or “CCAR”), compliance with counterparty credit exposure limits and the submission to regulators of a resolution plan (or so-called “living will”).  However, the FRB has not yet finalized the regulations implementing most of these requirements, and its rulemaking to date has focused on the application of enhanced prudential standards to large bank holding companies.  The FRB may adopt different standards for nonbank SIFIs than for large bank holding companies and may also customize the manner or extent to which enhanced prudential standards apply to any particular nonbank SIFI.

As a result, it is not possible to determine the impact that nonbank SIFI enhanced prudential standards would have on the business and operations of GECC.  Nevertheless, for the reasons described above, GECC believes that it is better-positioned to comply with any requirements the FRB may impose.  More specifically, GECC believes that it will comply with, or will be able to timely comply with, any enhanced capital and liquidity requirements that may be imposed; GECC does not believe that the counterparty credit exposure limits that the FRB has currently proposed would have a material impact on GECC’s existing business or operations; and GECC is devoting appropriate resources to preparing a “living will” document.  Overall, GECC does not believe that being designated as a nonbank SIFI would have a materially adverse impact on its business or operations.

In the event that GECC is deemed to be a nonbank SIFI, it will revise its disclosure in future filings to reflect the new designation.

(3)

Risk Factors

Failure to Maintain our credit ratings…, page 11

4.
We note your disclosure on page 43 that both the senior unsecured debt rating of GE and the senior unsecured debt rating of GECC were downgraded in 2012.  In future filings, including in your next quarterly report, please include a revised discussion in risk factors that states that the ratings disclosed reflect the recent downgrades, and the extent to which your operations and contracts were impacted by such downgrades.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

We advise the Staff that our 2012 Form 10-K disclosed the correct credit ratings as of December 31, 2012 in the risk factor entitled “Failure to maintain our credit ratings could adversely affect our cost of funds and related margins, liquidity, competitive position and access to capital markets.” These credit ratings reflected Moody’s April 2012 downgrade of GE’s senior unsecured debt rating (by one notch from Aa2 to Aa3), and GECC’s senior unsecured debt rating (by two notches from Aa2 to A1). These downgrades were a result of Moody’s implementation of a revised global rating methodology for finance companies, and we did not experience any material operational, funding or liquidity impacts from these ratings downgrades.  Given that Item 1A of Part II of Form 10-Q requires that quarterly reports only include material changes to risk factors that were previously disclosed on Form 10-K, we are concerned that updating this disclosure in the first quarter 10-Q would be potentially misleading, as it represents an event that occurred more than a year ago and that did not have a material impact on the Company.  We therefore respectfully submit that we are not planning to provide new or revised disclosure regarding the 2012 Moody’s downgrade in our next quarterly filing; however, we will ensure our discussion of the Company’s credit ratings, including that in Risk Factors in future filings, is appropriately reflective of the facts at that time.

Item 3.  Legal Proceedings, page 13

5.	You disclose a number of legal proceedings. For each legal proceeding or considering all legal proceedings in the aggregate, please revise future filings to disclose:

a)	the amount or range of reasonably possible losses in addition to amounts accrued, or

b)	that reasonably possible losses cannot be estimated and tell us why they cannot be estimated, or

c)	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

(4)

Refer to ASC 450-20-50 for guidance.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

We note that the disclosure standards and objectives for material legal proceedings under Item 103 of Regulation S-K are different than the standards and objectives of loss contingency disclosure under ASC 450, as acknowledged by the Staff of the Division of Corporation Finance.1

Item 103 of Regulation S-K serves as an early warning disclosure system for legal matters, such that a legal proceeding may be disclosed long before any estimate may be made about its potential outcome or potential impact, if any, on the company’s financial statements. Under Item 103, we consider such factors as the type of proceeding involved (criminal or civil), the parties to the proceeding (the government, private plaintiffs, executives, directors or shareholders) and the nature of the allegations in determining whether disclosure is appropriate. Unlike Item 103, ASC 450 seeks accrual and disclosure of loss contingencies based on whether a loss is probable and/or reasonably estimable, as well as its potential effect on the financial statements. ASC 450 typically requires disclosure at a later stage in the development of a case than Item 103. The Critical Accounting Estimates section of our MD&A (Other loss contingencies) provides information about our application of the guidance in ASC 450, which we used to determine whether the legal proceedings disclosed in Item 3 of the 2012 Form 10-K should be disclosed in the footnotes to our financial statements. Additionally, we note that ASC 450 only requires disclosure of an item if it is material to the financial statements or if we believe that the financial statements would be misleading without such disclosure (ASC 450-20-50-1). We do not believe that any of the legal proceedings disclosed in Item 3, with the exception of those relating to WMC, are contingencies with respect to which the Company may incur a material loss, and therefore only WMC is disclosed in the financial statements (see Note 2 to the financial statements, Assets and Liabilities of Businesses Held for Sale and Discontinued Operations). We evaluated each of the GECC legal proceedings disclosed in Item 3 as follows:

Shareholder Securities Class Action Complaints: (the first paragraph of Item 3)  GE has established a loss accrual for this matter. We do not at present believe that the loss or the nature of the matter has, or will have, a material effect on the Company’s financial statements and therefore have not included related disclosure in the financial statement footnotes.

Shareholder Derivative Matters:  (the second and third paragraphs of Item 3)
GE is of the view that the possibility of a loss in these proceedings is remote. Under ASC 450, there is no further obligation for accrual or disclosure when the probability of loss is remote.

(5)

Homer City Matter: (the twelfth paragraph of Item 3)
This proceeding was disclosed in furtherance of Instruction 5.C. to Item 103 of Regulation S-K as an environmental legal proceeding potentially involving sanctions of $100,000 or more and to which a governmental authority is a party.  But for Instruction 5.C., the Company would not have disclosed this proceeding in Item 3 because it does not otherwise satisfy recognized standards of materiality for disclosure. Although the probability of a loss in this proceeding is reasonably possible, we cannot reasonably estimate the amount of such loss.  In any event, however, we do not expect the loss to have a material effect on the Company’s financial statements. Since we do not expect any losses to be material concerning this matter, we did not provide additional disclosure in the financial statement footnotes.

WMC litigation: (the fourth through tenth paragraphs of Item 3)
The Company has considered ASC 450 for the purposes of the disclosure in the financial statement footnotes starting on page 73 of our 2012 Form 10-K (see Note 2 to the financial statements, Assets and Liabilities of Businesses Held for Sale and Discontinued Operations), and accordingly,  disclosed the following in its 2012
Form 10-K:

“WMC is a party to 15 lawsuits involving repurchase claims on loans included in 12 securitizations in which the adverse parties are securitization trustees or parties claiming to act on their behalf, four of which were initiated by WMC.  In eight of these lawsuits, the adverse parties allege that WMC is contractually required to repurchase mortgage loans beyond those included in WMC’s previously discussed pending claims at December 31, 2012 (Litigation Claims).  These Litigation Claims consist of sampling-based claims in two cases on approximately $900 million of mortgage loans  and, in the other six cases, claims for repurchase or damages based on the alleged failure to provide notice of defective loans, breach of a corporate representation and warranty, and/or non-specific claims for rescissionary damages on approximately $3,100 million of mortgage loans. These claims reflect the purchase price or unpaid principal balances of the loans at the time of purchase and do not give effect to pay downs, accrued interest or fees, or potential recoveries based upon the underlying collateral. As noted above, WMC believes that the Litigation Claims are disallowed by the governing agreements and applicable law. As a result, WMC has not included the Litigation Claims in its pending claims or in its estimates of future loan repurchase requests and holds no related reserve as of December 31, 2012.

(6)

At this point, WMC is unable to develop a meaningful estimate of reasonably possible loss in connection with the Litigation Claims described above due to a number of factors, including the extent to which courts will agree with the theories supporting the Litigation Claims. Specifically, while several courts in cases not involving WMC have supported some of those theories, other courts have rejected them. In addition, WMC lacks experience resolving such claims, and there are few public industry settlements that may serve as benchmarks to estimate a reasonably possible loss.  An adverse court decision allowing plaintiffs to pursue such claims could increase WMC’s exposure in some or all of the 15 lawsuits and result in additional claims and lawsuits. However, WMC believes that it has defenses to all the claims asserted in litigation, including causation and materiality requirements, limitations on remedies for breach of representations and warranties, and the applicable statutes of limitations. To the extent WMC is required to repurchase loans, WMC’s loss also would be affected by several factors, including pay downs, accrued interest and fees, and the value of the underlying collateral.  It is not possible to predict the outcome or impact of these defenses and other factors, any one of which could materially affect the amount of any loss ultimately incurred by WMC on these claims.

The reserve estimates reflect judgment, based on currently available information, and a number of assumptions, including economic conditions, claim activity, pending and threatened litigation and indemnification demands, estimated repurchase rates, and other activity in the mortgage industry. Actual losses arising from claims against WMC could exceed the reserve amount if actual claim rates, governmental actions, litigation and indemnification activity, actual repurchase rates or losses WMC incurs on repurchased loans differ from its assumptions.”

Given the disclosure in Note 2 above and the foregoing analysis of the other proceedings disclosed in Item 3, we respectfully submit that we believe that the Item 3 disclosures in our 2012 Form 10-K are fully responsive to Item 103 of Regulation S-K.

1 See Center for Audit Quality SEC regulations Committee September 21, 2010 Joint Meeting with SEC Staff Highlights.  “Mr. Carnall also commented that the loss contingency disclosure requirements of GAAP and Item 103, Legal Proceedings, of Regulation S-K have different objectives.  Mr. Carnall observed that attempts to satisfy both objectives through an integrated set of disclosure often result in lengthy factual recitations rather than focusing on the underlying loss contingency, the related exposure and the likelihood of a loss.”

Overview of Our Earnings from 2010 through 2012, page 16

6.
You disclose that you used a more granular portfolio segmentation approach, by loss type, in determining the incurred loss period in your U.S. Installment and Revolving Credit portfolio.  Please describe to us in detail the changes you made to your methodology, the impact on financial results and the reasons you made the changes.  Additionally, please revise future filings to estimate the impact of the change on your provision/allowance for loan loss for each period presented, more clearly explain why the change resulted in a higher provision for loan loss and clarify how you expect this change to impact future financial results.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

(7)

Response:

As described in Note 1. Basis of Presentation and Summary of Significant Accounting Policies in our 2012 Form 10-K, the underlying assumptions, estimates and assessments we use to provide for losses are updated periodically to reflect our view of current conditions and are subject to the regulatory examination process, which can result in changes to our assumptions. The allowance for losses on our consumer revolving portfolios is established through a process that estimates the probable losses inherent in the portfolio based upon statistical analyses of portfolio data. These analyses include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, and also other analyses that reflect current trends and conditions.

In 2012, we began a process to enhance our consumer revolving credit portfolio allowance for loan loss methodology by further differentiating and determining a revised estimate of the incurred loss period for each segment of our U.S. consumer revolving credit portfolio.  Previously, our estimate of the incurred loss period was predicated on the “turn” of the portfolio, which was used to approximate the blended average life of the portfolio’s receivables.  This estimate provided an allowance for loan loss to cover from the date of the probable loss event to date of charge-off and its objective was to ensure such reserve covered all losses currently embedded in the outstanding portfolio.  Our revised incurred loss period estimation was determined for each type of loss (i.e., aged, fraud, deceased, settlement, other non-aged and bankruptcy), rather than by portfolio, and is based solely on an analysis of accounts that charged-off to ensure the incurred loss period incorporated the risk characteristics of the accounts that were driving losses.  This exercise was subject to detailed quantitative and qualitative analyses and included an assessment of the accounts that charged-off (for each of the nineteen segments and six loss types), their associated past payment performance at varying quarter points over multiple years, and seasonality, among other factors and was performed across approximately 50 million customer accounts.  The revised incurred loss period estimation provides a better estimate of the date of the probable loss event, and estimated the length of time it took for a probable loss event to result in a charge-off.

We believe that these revisions to our methodology result in a better estimate of our allowance for loan loss as we believe that a more granular portfolio segmentation analysis, by retailer segment and loss type, provides a better estimate of the date of the probable loss event and length of time it took for a probable loss event to result in a charge-off.  By also differentiating the analyses of the current incurred loss period from one based on the turn of the portfolio, used previously, to an incurred loss period estimation based solely on analyses of accounts that charged-off, we believe this ensures that the resulting incurred loss period estimate better incorporates the risk characteristics specific to the accounts driving losses.  This revised analysis and estimation provided new information, which we believe results in a more precise estimate, and is more representative of the inherent losses in our consumer revolving portfolio.

(8)

Upon completion of the analysis for certain loss types during 2012, which resulted in a lengthening of the estimate of the incurred loss period and a corresponding increase in the modeled allowance for loan loss, we recognized a provision for loan loss of approximately $344 million, including $307 million in the second half of 2012.

In the first quarter of 2013, we finalized our analysis of the revised incurred loss period estimation for our U.S. consumer revolving credit portfolio, upon completion of the analysis for the bankruptcy loss type; this resulted in a lengthening of the estimate of the incurred loss period for this loss type and a corresponding increase to our reserve of $274 million ($120 million, after tax).  Further, we incorporated our current view of projected net write-offs over the next twelve months, in a manner consistent with regulatory guidance, resulting in  increases to our reserves of $263 million ($129 million, after tax) in the U.S. consumer revolving credit portfolio, and $72 million ($48 million, after tax) in the non-U.S. consumer revolving credit portfolio.

In future filings, we will revise our disclosure along the following lines.

“In the first quarter of 2013, we completed our implementation of a more granular portfolio segmentation approach, by loss type, in determining the incurred loss period in our consumer revolving credit portfolios, which resulted in an increase to the incurred loss period and included a qualitative assessment of the adequacy of the consumer revolving credit portfolios’ allowance for losses, which compares this allowance for losses to projected net write-offs over the next twelve months, in a manner consistent with regulatory guidance.  This resulted in an increase of $0.6 billion to the allowance for losses on financing receivables ($0.3 billion, after tax), the vast majority of which was attributable to our U.S. consumer revolving credit portfolios.”

Geographic Revenues, page 28

7.
We note the effects of currency fluctuations on reported results decreased revenues by $0.7 billion in 2012 and increased revenues by $1.1 billion and $0.8 billion in 2011 and 2010, respectively.  In future filings, please provide a more robust discussion of the effects foreign currencies have on your operations.  Specifically, disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each period presented.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

(9)

Response:

We acknowledge the Staff’s comments and will provide disclosure in future Form 10-K filings along the following lines.

“The effects of currency fluctuations on reported results decreased revenues by $0.7 billion in 2012, driven by the Euro ($0.3 billion), Polish Zloty ($0.1 billion) and Czech Koruna ($0.1 billion). The effects of currency fluctuations on reported results increased revenues by $1.1 billion in 2011 driven by the Australian dollar ($0.3 billion), Euro ($0.2 billion), Japanese Yen ($0.1 billion) and Swiss Franc ($0.1 billion) and increased revenues by $0.8 billion in 2010 driven by the Australian dollar ($0.4 billion) and Canadian dollar ($0.2 billion).

The effects of foreign currency on earnings was minimal, with no single currency having a significant impact.”

Financial Resources and Liquidity, page 28

8.
As noted in the transcript of the GE Q4 2012 Earnings Conference Call, GE plans to receive a substantial dividend from you during 2013.  Please revise future filings to clearly discuss your plans with regard to expected dividends to your parent.

Response:

We acknowledge the Staff’s comments and will provide disclosure in future filings along the following lines.

“GECC undertakes an annual review of its capital adequacy prior to establishing a plan for dividends to its parent. This review is based on a forward-looking assessment of our material enterprise risks and involves the consideration of a number of factors, including the impact of GECC’s announced goal to further reduce its ending net investment (ENI), which would reduce regulatory capital requirements. This analysis also includes an assessment of our capital and liquidity levels, as well as incorporating risk management and governance considerations.  The capital adequacy review was approved by the GECC board of directors and the GE Board of Directors Risk Committee in the first quarter of 2013.  While a savings and loan holding company like GECC is currently not required to obtain FRB approval to pay a dividend, it may not, under FRB regulations, conduct its operations in an unsafe or unsound manner.  The FRB has articulated factors that it expects boards of directors of bank holding companies and savings and loan holding companies to consider in determining whether to pay a dividend.

(10)

The FRB recently proposed regulations to revise and replace its current rules on capital adequacy and to extend capital regulations to savings and loan holding companies like GECC.  Although the transition period for achieving compliance with the proposed regulations is unclear, we have considered the proposed capital regulations as part of our capital planning process.”

Financing Receivables, page 30

9.
We note your disclosure of loans with terms that appear to result in a concentration of credit risk in note c to the table on page 32.  In future filings, please revise the tables on pages 32 and 34 for your non-U.S. residential mortgages to separately disclose the information for this subset of loans.  Additionally, considering that these loans appear to result in higher credit risk, more clearly explain the mitigating factors that result in the relatively low percentage of the allowance for losses as a percentage of nonearning financing receivables and the relatively low allowance for losses as a percentage of financing receivables.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

In future filings, we will separately disclose the information included on pages 32 and 34 for this subset of loans, along the following lines. New disclosure included in note c to the table on page 32 and a new note a on page 34 is underlined in the following text.

Page 32:

c)
Included financing receivables of $x,xxx million and $x,xxx million, nonearning receivables of $x,xxx million and $x,xxx million and allowance for losses of $x,xxx million and $x,xxx million at December 31, 20xx and December 31, 20xx, respectively, primarily related to loans, net of credit insurance, whose terms permitted interest-only payments and high loan-to-value ratios at inception (greater than 90%). At origination, we underwrite loans with an adjustable rate to the reset value. Of these loans, about xx% are in our U.K. and France portfolios,  have a delinquency rate of xx%, have a loan-to-value ratio at origination of xx% and have re-indexed loan-to-value ratios of xx% and xx%, respectively. At December 31, 20xx, xx% (based on dollar values) of these loans in our U.K. and France portfolios have been restructured.

(11)

Page 34:

a)
Included nonearning financing receivables as a percent of financing receivables of x.x% and x.x%, allowance for losses as a percent of nonearning receivables of x.x% and x.x% and allowance for losses as a percent of total financing receivables of x.x% and x.x% at December 31, 20xx and December 31, 20xx, respectively, primarily related to loans, net of credit insurance, whose terms permitted interest-only payments and high loan-to-value ratios at inception (greater than 90%). Compared to the overall Non-U.S. residential mortgage loan portfolio, the ratio of allowance for losses as a percent of financing receivables and ratio of allowance for losses as a percent of nonearning financing receivables for these loans are lower, driven primarily by the higher mix of such products in the U.K. and France portfolios and as a result of the better performance and collateral realization experience in these markets.

Impaired Loans, page 36

10.	On page 38, you disclose that the decrease in Real Estate TDRs was partially due to resolution of TDRs through restructuring.

a)	Please tell us and revise future filings to quantify, for each period presented, the decrease in TDRs due to TDRs being restructured.

b)	Please provide us an accounting analysis that supports your policy of removing loans from TDR classification after restructuring and identify the accounting guidance that you considered.

c)	Please tell us the typical facts and circumstances related to the TDRs being restructured including the types of restructurings you perform.

d)	Please tell us how you measure impairment for these loans subsequent to restructuring.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

Real Estate TDRs decreased by approximately $0.9 billion and an insignificant amount for the years ended December 31, 2012 and 2011, respectively, due to resolution of TDRs through modification.

(12)

Each of the loans removed from TDR classification in 2012 and 2011, did not have a historical write-off or specific reserve, were performing in accordance with contractual terms and conditions at the initial impaired classification date through the subsequent period modification date, the borrower was no longer experiencing financial difficulties, and the borrower qualified for a new loan at a market rate and other market terms with standard prudent underwriting for a similar loan at the time of the 2012 or 2011 modification. Thus, we referred to the guidance in ASC 310-20-35-9 in evaluating whether such modified loans should continue to be designated as TDRs, and concluded these loans are new loans. A new loan is considered for removal of the TDR classification, whereas a continuation of the prior loan requires a continuation of the TDR classification. In order for a TDR classification to be removed, the borrower must no longer be experiencing financial difficulties and the terms of the refinanced loan must not represent a concession.

The TDRs modified in 2012 and 2011 were loans originally classified as impaired TDRs solely due to a restructuring in which the borrowers were experiencing financial difficulties and we provided a concession to the borrowers (e.g., improved economics of the restructuring did not bring the loans to a market rate based on the current loan-to-value ratio). Subsequent to the original TDR classification, improved collateral values (either through active value enhancements, such as new tenants, higher rental rates, or capital improvements; or general improvements in market conditions) and loan-to-value ratios, and increased market liquidity provided the borrowers access to alternative forms of capital (debt, equity, or a combination of both) as evidenced by observable market data from third party lenders originating loans under similar terms and conditions for similar quality collateral. In other circumstances, the borrower may pledge other collateral or pay down the outstanding principal balance to reduce the loan-to-value ratio and debt service coverage ratio to a market rate.

Non-impaired loans are subject to an allowance for losses that have been incurred in the non-impaired component of the portfolio but cannot yet be identified to a specific loan or lease. This estimate is based upon various statistical analyses considering historical and projected default rates and loss severity, as well as our view on current market and economic conditions. This includes assessing the probability of default and the loss given default based on loss history for loans with similar collateral metrics and attributes.

In future filings and where material, we will quantify, for each period presented, the decrease in TDRs due to TDRs being modified, along the following lines. Revised disclosure is underlined in the text below.

“Real Estate TDRs decreased from $7.0 billion at December 31, 2011 to $5.1 billion at December 31, 2012, primarily driven by resolution of TDRs through paydowns, ~~restructuring~~ modifications, foreclosures and write-offs, partially offset by extensions of loans scheduled to mature during 2012, some of which were classified as TDRs upon modification. For the years ended December 31, 2012 and 2011, we modified $0.9 billion and an insignificant amount, respectively, of TDRs that were subsequently removed from TDR classification as the modifications were deemed to be new loans, at market rates and other market terms with standard prudent underwriting for similar loans.”

(13)

Liquidity Sources, page 42

11.
Please revise future filings to clarify the amount of GECC consolidated cash and short term investments held by foreign subsidiaries.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

We acknowledge the Staff’s comments and will revise our disclosure related to GECC consolidated cash and short term investments in subsidiaries in future filings along the following lines. Revised disclosure is underlined in the text below.

“Cash and equivalents of $xx billion at March 31, 2013 are held by non-U.S. subsidiaries.  Of this amount at quarter-end, $xx billion is indefinitely reinvested. Indefinitely reinvested cash held outside of the U.S. is available to fund operations and other growth of non-U.S. subsidiaries; it is also available to fund our needs in the U.S. on a short-term basis through short-term loans, without being subject to U.S. tax. Under the Internal Revenue Code, these loans are permitted to be outstanding for 30 days or less and the total of all such loans are required to be outstanding for less than 60 days during the year.”

Principal Debt and Derivative Conditions, page 44

12.
You disclose that your master netting agreements allow for termination of derivative contracts based on the long-term credit ratings and short-term credit ratings of GE and that the related net derivative liability was $0.3 billion at December 31, 2012.  To the extent that your exposure related to downgrades of long-term credit ratings is significantly different than your exposure to downgrades of short-term credit ratings of GE, please revise future filings to disclose your exposures separately.

Response:

We advise the Staff that we will revise our disclosure relating to termination of master netting agreements in the Principal Debt and Derivative Conditions section of MD&A in future Form 10-K filings along the following lines.

(14)

“Swap, forward and option contracts are executed under standard master agreements that typically contain mutual downgrade provisions that provide the ability of the counterparty to require termination if the long-term credit ratings of the applicable GE entity were to fall below A-/A3. In certain of these master agreements, the counterparty also has the ability to require termination if the short-term ratings of the applicable GE entity were to fall below A-1/P-1. The net derivative liability after consideration of netting arrangements, outstanding interest payments and collateral posted by us was estimated to be (i) $xx billion at December 31, 20xx with respect to liabilities in connection with master agreements that include long-term credit rating downgrade provisions only and (ii) $xx billion at December 31, 20xx with respect to liabilities in connection with master agreements that include both long-term and short-term credit rating downgrade provisions that can be triggered independently.”

13.
You disclose that following the April 3, 2012 Moody’s downgrade of GECC’s long-term credit rating to A1 holders of $2.4 billion in principal amount of GICs redeemed their holdings and GECC made related cash payments.  In Note C on page 89, you disclose that holders of $386 million redeemed their holdings.  It appears that these disclosures should use the same number.  If so, please clarify your disclosure in future filings.  If not, please explain to us why.

Response:

We advise the Staff that the Company has GICs issued directly at GECC and indirectly through its affiliate, Trinity. Based on the underlying terms, these GICs are classified as either borrowings or investment contracts in our financial statements. We advise the Staff that the disclosure in Note C on page 89 refers to the amount of GICs that were redeemed and previously reported as long-term borrowings ($386 million).  In Note 17 on page 118, we disclosed that holders of $1,981 million of additional GICs issued by Trinity also redeemed their holdings; such GICs were previously reported within “Investment contracts, insurance liabilities and insurance annuity benefits”.  Therefore, the amount of GIC redemptions was disclosed as $2.4 billion in the Principal Debt and Derivative Conditions section on page 44, representing the aggregate amount of GICs redeemed from long-term borrowings and Investment contracts, insurance liabilities and insurance annuity benefits.

In future filings, we will revise our disclosure in the paragraph preceding the discussion of the $2.4 billion of GIC redemptions on page 44, and the disclosure in Note 17 of the $1,981 million of additional GIC redemptions, to clarify that GICs issued by Trinity are classified in Investment contracts, insurance liabilities and insurance annuity benefits.

14.	Please revise future filings to clarify if holders of the remaining amounts of GICs can immediately redeem their holdings and if so, disclose the amount at period end.

(15)

Response:

We advise the Staff that the remaining amount of GICs that may be redeemed based on the downgrade by Moody’s on April 3, 2012 is $56.8 million as of December 31, 2012. GECC believes that this amount is not material. As a result, no disclosure is planned for future filings.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents,
page 53

15.	Please tell us and revise future filings to clarify why you disclose the GE Capital Ending Net Investment as of January 1, 2009.

Response:

We provided the reconciliation for GE Capital Ending Net Investment (ENI) as of January 1, 2009 in our “Supplemental Information” section of Item 7 on page 53 of our 2012 Form 10-K because we referred to ENI as of that date in the “Overview of Our Earnings from 2010 through 2012” section of Item 7 on page 16. In this section of MD&A, we describe the continued trend toward becoming a “smaller, more focused finance company” and we disclosed ENI as of this date and as of the end of 2012, to provide investors with information to better understand the progress we have made toward that goal. We acknowledge that the date of this measure falls outside the three year period under discussion and will either exclude it from future filings, or clarify its relevance to the results of the periods discussed in MD&A.

Note 2.  Assets and Liabilities of Businesses Held For Sale and Discontinued Operations – WMC, page 73

16.
Please revise future filings to disclose a roll forward of the reserve for WMC representation and warranty claims for each period presented.  Also disclose a roll forward of pending claims for each period presented.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

In future filings, we will disclose a new roll forward of both the reserve for WMC representation and warranty claims and pending claims for each period presented, that will accompany our existing disclosure in Note 2 describing the activity in the reserve and pending claims, along the following lines.

(16)

The following table provides a roll forward of our reserve and pending claims for WMC representation and warranty obligations for each period presented.

	Reserve							Pending claims
(In millions)		2012			2011		(In millions)		2012			2011

Reserve, January 1	$	xxx		$	xxx		Pending claims, January 1	$	xxx		$	xxx
Provision		xxx			xxx		New claims		xxx			xxx
Claim resolutions		(xx	)		(xx	)	Claim resolutions		(xx	)		(xx	)

Reserve, December 31	$	xxx		$	xxx		Pending claims, December 31	$	xxx		$	xxx

Note 10.  Income Taxes, page 92

17.
Considering your disclosure regarding the benefit from non-U.S. income taxed at a rate lower than the U.S. rate, please revise future filings to disclose, by country, the earnings(loss) from continuing operations before income taxes.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

We believe our current disclosure included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, on page 17 of our 2012 Form 10-K in the section Income taxes, addresses the significant components of our benefit from non-U.S. income taxed at a rate lower than the U.S. rate. As discussed below, we would propose to enhance our disclosure to clarify that the largest portion of our benefits are derived from our global funding structures and generally rely on a provision of U.S. law that, as disclosed in Management’s Discussion and Analysis and in Note 14, is subject to periodic expiration and that the balance of the benefits from non-U.S. operations substantially relate to our GECAS aircraft leasing operations located in Ireland with no other operation in any one country individually representing a material portion of the remaining benefit.

In the current disclosure we describe that the benefit from non-U.S. income taxed at a rate lower than the U.S. rate results both from funding the majority of our non-U.S. operations through foreign companies that are subject to low foreign taxes, and from significant business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate. We also describe the amount of these benefits for each year presented.

(17)

We do not present the pre-tax income by country as in any particular country it is not necessarily indicative of the benefits derived. Benefits derived from a particular country depend on the manner in which the operations in the country are funded and management’s intention to indefinitely reinvest all or a part of those earnings and is not necessarily correlated with the tax rate or the amount of pre-tax earnings in the country. Accordingly, providing, by country, the earnings (loss) from continuing operations before income taxes would not be helpful in understanding our benefits. Further, the most significant portion of these benefits depends on the provision of U.S. law that is subject to periodic expiration. We propose to enhance our disclosure to make explicit that these benefits depend on this provision of law.

The balance of the benefits relate to business operations with the most significant portion derived from our GECAS aircraft leasing operations in Ireland that is not dependent on the provision of U.S. law deferring the tax on active financial services income, with no other operation in any one country accounting for a material portion of this remaining balance.

Accordingly, we propose to amend future disclosure by revising the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, along the following lines. Revised disclosure is underlined in the text below.

“Our effective income tax rate is lower than the U.S. statutory rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures. There is a tax benefit from global operations as non-U.S. income is subject to local country tax rates that are significantly below the 35% U.S. statutory rate. These non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. The rate of tax on our indefinitely reinvested non-U.S. earnings is below the 35% U.S. statutory rate largely because GECC funds the majority of its non-U.S. operations through foreign companies that are subject to low foreign taxes and because we have significant business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate. The most significant portion of these benefits depends on the provision of U.S. law deferring the tax on active financial services income, which, as discussed below and in Note 10, is subject to expiration. A substantial portion of the remaining benefit related to business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate is derived from our GECAS aircraft leasing operations located in Ireland. No other operation in any one country accounts for a material portion of the remaining balance of the benefit.

Our benefit from lower taxed global operations included the effect of the lower foreign tax rate on our indefinitely reinvested non-U.S. earnings which provided a tax benefit of $x.x billion in 20xx and $x.x billion in 20xx. The tax benefit from non-U.S. income taxed at a local country rather than the U.S. statutory tax rate is reported in the effective tax rate reconciliation in the line “Tax on global activities including exports.”

(18)

Note 20.  Operating Segments, page 123

18.	Please revise future filings to disclose revenues from external customers attributed to individual foreign countries if those revenues are considered material. Refer to ASC 280-10-50-41.a.

Response:

We advise the Staff that we considered the guidance in ASC 280-10-50-41.a., and evaluated our revenues by country. Given the diverse nature of our non-U.S. operations and the lack of relative materiality of any one country’s revenues, we believe that our current disclosure of revenues in Note 20 is appropriate. We will continue to monitor the significance of customer revenues by country and will disclose in future filings revenues from external customers attributed to an individual foreign country if those revenues become material.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-840-6335.

GENERAL ELECTRIC CAPITAL CORPORATION

/s/ Walter Ielusic
Walter Ielusic
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company
M. A. Neal, Vice Chairman, General Electric Company and Chairman and Chief Executive Officer, General Electric Capital Corporation
K. S. Sherin, Vice Chairman and Chief Financial Officer, General Electric Company
J. S. Bornstein, Senior Vice President, General Electric Company and Chief Financial Officer, General Electric Capital Corporation
B. B. Denniston, III, Senior Vice President and General Counsel, General Electric Company
J. S. Miller, Senior Vice President and Chief Information Officer, General Electric Company
J. Hauser, Vice President and Controller, General Electric Company
C. A. Pereira, Chief Corporate, Securities and Finance Counsel; Chairman, Joint GE and GECC Disclosure Committee, General Electric Company
D. A. Warner, III, Chairman, General Electric Company Audit Committee
W. J. O’Mara, Partner, KPMG LLP
P. Torrente, Partner, KPMG LLP

(19)